FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

 São Paulo, July 24, 2018 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the 2nd quarter of 2018. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations. The following statements are related to the results of continuing operations. All comparisons are with the same period in 2017, except where stated otherwise.

2Q18 RESULTS

GPA Food:

▪          Gross sales revenue of R$12.8 billion, up 9.9%, driven by the accelerated growth at Multivarejo and the solid performance of Assaí, despite a relevant food deflation;

▪          Adjusted EBITDA(*) reached R$679 million (+25.5% vs. 2Q17), with margin expanding from 5.1% to 5.8%, maintaining a strong pace of growth;

▪          Net income attributed to controlling shareholders of R$462 million 2.4 times higher than 2Q17 profit. Ex-tax credits, profit reached R$ 185 million, reversing the loss of the same period of the previous year;

▪          Maintenance of solid financial structure, with a leverage ratio of around 1 time EBITDA.

Multivarejo:

▪  Gross sales revenue of R$7.0 billion, with solid same-store sales growth excluding the calendar effect of 5.3%. Sales improved significantly across all banners, supporting a market share gain of 100 bps in the quarter;

▪  Gross margin(*) remained stable at 28.1%, striking a good balance between successful promotional campaigns and price competitiveness;

▪  Operating expenses as a percentage of net revenue decreased from 23.9% to 23.1% in 2Q18, due to the ongoing efficiency gains, led by productivity gains in stores;

▪  Adjusted EBITDA(*) of R$358 million, up 18.6%, as a result of the significant evolution of sales and greater operational efficiency. EBITDA margin(*) stood at 5.6%, expanding 90 bps.

Assaí:

▪       Gross sales revenue of R$5.7 billion, up 22.8%, maintaining the banner’s strong performance. This growth translated into a market share gain of around 200 bps in the quarter;

▪       Gross margin(*) reached 16.4%, mainly due to the successful organic expansion and the consequent rapid maturation of the stores opened in recent years;

Adjusted EBITDA margin(*) reached 6.1%, expanding a robust 50 bps;

▪       Net income reached R$412 million (R$ 168 million ex tax credits), registering strong growth of 4.3 times vs 2Q17 (or 1.8 times ex tax credits)

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ
Gross Revenue	12,772	11,623	9.9%	12,772	11,623	9.9%	7,030	6,945	1.2%	5,742	4,678	22.8%
Net Revenue Ex. tax credits(*)	11,730	10,663	10.0%	11,730	10,663	10.0%	6,452	6,390	1.0%	5,278	4,273	23.5%
Gross Profit Ex. tax credits(*)	2,684	2,489	7.8%	2,684	2,489	7.8%	1,816	1,812	0.3%	868	677	28.1%
Gross Margin Ex. tax credits(*)	22.9%	23.3%	-40 bps	22.9%	23.3%	-40 bps	28.1%	28.3%	-20 bps	16.4%	15.9%	50 bps
Adjusted EBITDA Ex. tax credits(2)(3)(*)	648	505	28.3%	679	541	25.5%	358	302	18.6%	321	239	34.2%
Adjusted EBITDA Margin Ex. tax credits(*)	5.5%	4.7%	80 bps	5.8%	5.1%	70 bps	5.6%	4.7%	90 bps	6.1%	5.6%	50 bps
Net Income - Controlling Shareholders - continuing operations	431	160	169.9%	462	196	136.1%	50	99	-49.7%	412	96	327.8%
Net margin - continuing operations	3.7%	1.5%	220 bps	3.9%	1.8%	210 bps	0.8%	1.6%	-80 bps	7.8%	2.3%	550 bps
Net Income (Loss) - Controlling Shareholders - continuing operations ex. tax credits(*)	153	(177)	n.a	185	(141)	n.a	16	(237)	n.a	168	96	74.9%
Net Margin - continuing operations ex. tax credits (*)	1.3%	-1.7%	300 bps	1.6%	-1.3%	290 bps	0.3%	-3.7%	400 bps	3.2%	2.3%	90 bps

(1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, taxes, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

 (*) Excluding tax credits, as detailed in the section “Tax Credits” on page 4.

Outlook:

GPA’s performance in 2Q18 enabled it to reaffirm its guidance for 2018:

▪  Same-store sales growth: above inflation at Assaí and in line with food inflation at Multivarejo, with continued market share gains;

▪  Adjusted EBITDA margin: 5.5%-5.6% at Multivarejo and 5.8%-5.9% at Assaí;

▪  Financial Result: around 1% of net sales;

▪  LATAM synergies: should surpass US$85 million in savings for the Brazil perimeter.

"We closed the second quarter of the year with great prospects for the GPA business. Driven by the assertiveness of the new promotional dynamics and adjustments made in the operation of the Multivarejo business, we registered a significant acceleration of the sales level, with gains in market share and improved profitability in all brands. This result reaffirms a new trend of revenue for the business. Assaí continues to deliver consistent sales growth, with market share evolution, coupled with a solid result."

Peter Estermann – Chief Executive Officer, GPA

I. Financial Performance

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ

Gross Revenue	12,772	11,623	9.9%	12,772	11,623	9.9%	7,030	6,945	1.2%	5,742	4,678	22.8%
Net Revenue Ex. tax credits(*)	11,730	10,663	10.0%	11,730	10,663	10.0%	6,452	6,390	1.0%	5,278	4,273	23.5%
Gross Profit Ex. tax credits(*)	2,684	2,489	7.8%	2,684	2,489	7.8%	1,816	1,812	0.3%	868	677	28.1%
Gross Margin Ex. tax credits(*)	22.9%	23.3%	-40 bps	22.9%	23.3%	-40 bps	28.1%	28.3%	-20 bps	16.4%	15.9%	50 bps
Selling, General and Adm. Expenses	(2,037)	(1,969)	3.5%	(2,037)	(1,969)	3.5%	(1,489)	(1,529)	-2.7%	(549)	(439)	24.8%
% of Net Revenue	17.4%	18.5%	-110 bps	17.4%	18.5%	-110 bps	23.1%	23.9%	-80 bps	10.4%	10.3%	10 bps
Other Operating Revenue (Expenses)	(90)	(307)	0.0%	(90)	(307)	-7057.7%	(80)	(272)	-7074.9%	(11)	(36)	-6926.3%
% of Net Revenue	0.8%	2.9%	-2 bps	0.8%	2.9%	-210 bps	1.2%	4.3%	-310 bps	0.2%	0.8%	-60 bps
EBITDA (2)	972	645	50.7%	1,003	681	47.3%	324	477	-32.1%	679	204	233.3%
EBITDA Margin	8.3%	6.0%	230 bps	8.6%	6.4%	220 bps	5.0%	7.5%	-250 bps	12.9%	4.8%	810 bps
Adjusted EBITDA(2)(3)	1,062	952	11.5%	1,093	988	10.6%	403	749	-46.2%	690	239	188.3%
Adjusted EBITDA Margin	9.1%	8.9%	20 bps	9.3%	9.3%	0 bps	6.3%	11.7%	-540 bps	13.1%	5.6%	750 bps
Adjusted EBITDA Ex. tax credits(2)(3)(*)	648	505	28.3%	679	541	25.5%	358	302	18.6%	321	239	34.2%
Adjusted EBITDA Margin Ex. tax credits(*)	5.5%	4.7%	80 bps	5.8%	5.1%	70 bps	5.6%	4.7%	90 bps	6.1%	5.6%	50 bps
Net Financial Revenue (Expenses)	(148)	(188)	-21.5%	(148)	(188)	-21.5%	(143)	(170)	-15.9%	(5)	(18)	-74.6%
% of Net Revenue	1.3%	1.8%	-50 bps	1.3%	1.8%	-50 bps	2.2%	2.7%	-50 bps	0.1%	0.4%	-30 bps
Net Income - Controlling Shareholders - continuing operations	431	160	169.9%	462	196	136.1%	50	99	-49.7%	412	96	327.8%
Net Margin- continuing operations	3.7%	1.5%	220 bps	3.9%	1.8%	210 bps	0.8%	1.6%	-80 bps	7.8%	2.3%	550 bps
Net Income (Loss) - Controlling Shareholders - continuing operations ex. tax credits(*)	153	(177)	n.a	185	(141)	n.a	16	(237)	n.a	168	96	74.9%
Net Margin - continuing operations ex. tax credits (*)	1.3%	-1.7%	300 bps	1.6%	-1.3%	290 bps	0.3%	-3.7%	400 bps	3.2%	2.3%	90 bps

(1)                 Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, taxes, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

(*)        Excluding tax credits, as detailed in the section “Tax Credits” on page 4.

OPERATING PERFORMANCE BY BUSINESS

Tax Credits

2Q18

Multivarejo sold a portion of the tax credits related to the exclusion of ICMS from the PIS / COFINS calculation bases. The gain from this sale amounted to approximately R$ 50 million (R$ 45 million net of tax). The amount was recognized as deduction from net revenue.

In the quarter, Assaí reversed R$369 million of a provision accrued in 2Q17 related to ICMS ST credits for periods prior to the Supreme Court (STF) decision. The changes in the monetization prospects motivated by the new legislation made it possible to justify this reversal of the provision. The amount was recognized as a deduction from cost of good sold.

2Q17

In the second quarter of last year there was recognition of non-recurring tax credits in Multivarejo related to the restitution of ICMS ST (Tax Substitution). The amount of R$ 447 million was recognized as a deduction from cost of good sold.

Multivarejo

Gross sales revenue of R$7.0 billion, with solid same-store sales growth excluding the calendar effect of 5.3%. Multivarejo captured 100 bps in market share in the quarter (source: Nielsen), led by the banners Extra Hiper and Pão de Açúcar. The expansion of commercial actions and more-successful promotional campaigns drove the strong growth at Multivarejo, with sales volumes recovering and accelerating across all banners.

Gross profit excluding tax credits amounted to R$1,816 million, with gross margin of 28.1%. The success of these actions combined with the increased customization of offerings (My Discount) enabled the segment to maintain gross margin at similar levels to 2Q17, despite more promotional activations in the period.

Selling, general and administrative expenses amounted to R$1,489 million, reduction of 2.7% from 2Q17. As a ratio of net revenue, these expenses decreased 80 bps (23.1%) compared to 2Q17. This improvement was due to the closing of hypermarket stores and ongoing initiatives to capture efficiency gains to mitigate the effects from inflation, led by productivity gains in stores.

Adjusted EBITDA excluding tax credits amounted to R$358 million, improving 18.6% from 2Q17, as result of the significant evolution of sales and greater operational efficiency. Margin reached 5.6%, improving 90 bps.

Assaí

Gross margin came to R$5.7 billion, representing robust growth of 22.8%. This growth translated into a market share gain of around 200 bps in the quarter (source: Nielsen). Same-store net sales ex-calendar grew 4.7% (2.5% ex-conversions).

Gross profit excluding tax credits came to R$868 million, with gross margin of 16.4%. Despite the negative effect from food deflation in the quarter of around -2.8%, the gross margin expansion of 50 bps was mainly due to the successful expansion over the past two years:

o    17 organic stores with accelerated maturation, reflecting a well-defined business model and market demand;

o    Positive impact from store conversions, resulting in more attractive stores that better meet the needs of target market.

Regarding the new tax framework for ICMS-ST, it is important to note that 2Q17 and 2Q18 are on a comparable basis.

Selling, general and administrative expenses corresponded to 10.4% of net revenue, in line with 2Q17, reflecting the maturation of stores, despite the increase in expenses due to stronger  individual customer and the higher number of stores.

Adjusted EBITDA excluding tax credits amounted to R$321 million, with margin expanding 50 bps to 6.1%.

FINANCIAL PERFORMANCE

Other Income and Expenses

Other Operating Income and Expenses came to R$90 million and were mainly related to:

▪          Expenses associated with store closures/conversions (Extra Hiper into Assaí and Extra Super into Compre Bem), in the amount of R$46 million;

▪          Expenses with the integration and restructuring of Multivarejo, in the amount of R$43 million.

Financial result

The Company’s financial result amounted to R$148 million, or 1.3% of net sales, improving 50 bps from 2Q17. The main variations were as follows:

▪  Decrease in debt cost: in line with the decline in the CDI interest rate, from 10.9% in 2Q17 to 6.4% in 2Q18;

▪  Increase in the cost of selling receivables: despite the lower interest rate there was an increase in the volume anticipated due to the growth of sales and greater participation of non-food;

▪  Variations in contingencies and other expenses:  corresponded to 0.4% of net revenue, in line with 1Q18.

Net Income

In the Food segment, the profit of the controlling shareholders of continuing operations totaled R$ 462 million, 2.4 times higher than 2Q17. Excluding tax credits reached R$ 185 million, reversing the loss of the same period of the previous year.

Consolidated net income of controlling shareholders of continuing operations reached R$ 431 million, 2.7 times higher than 2Q17. Excluding tax credits totaled R$ 153 million, reversing the loss in 2Q17.

Earnings per Share

Diluted earnings per common share was R$ 1.68439 and earnings per preferred share was R$ 1.84454 in the quarter.

Net Debt

Net debt, adjusted for the balance of unsold receivables, stood at R$2,711 million. The Company maintained its low financial leverage, with the ratio of net debt to EBITDA falling from -1.16x in June 2017 to -1.03x in June 2018.

The Company’s cash balance stood at R$3,054 million and R$88 million in unsold receivables, representing R$3,143 million in cash and equivalents. The Company also has around R$1.3 billion in pre-approved/confirmed credit facilities.

Contingencies

Following the trend of the last quarters, there was a reduction of R$ 340 million in the quarter in total of possible and probable contingencies. This decrease is the result of favorable decisions regarding tax contingencies and a reduction in the volume of labor lawsuits.

Capital Expenditure

CAPEX in the Food segment came to R$ 330 million, 15.1% higher than in 2Q17, mainly due to the following:

o   Expansion of Assaí: 3 Assaí stores were opened, one of which was converted from an Extra Hiper. Around 20 stores are slated to open this year, including new and converted ones.

o   Renovation of Pão de Açúcar stores: 6 stores were renovated in the quarter under the Generation 7 concept, as part of the plan to renovate around 20 stores in 2018. Furthermore, 30 stores will be included in the Premium Project to offer customers a high-end experience with higher quality perishables and customer service and a unique assortment.

The Company also announced two pilot projects for the Extra Super banner to increase penetration in its target public:

  Compre Bem: The pilot project involves the conversion of 20 stores in order to enter a market niche currently dominated by regional supermarkets. The store model will be better adapted to the needs of consumers in the regions where the stores are located. The service and assortment of the perishables category will be strengthened, while other categories will have a leaner assortment. Compre Bem will be managed independent of the Extra Super banner, with the focus on simplifying operating costs, especially logistics and IT.
  Mercado Extra: pilot project at 10 stores, with 4 stores already opened in 2T18. The goal is to reinvigorate Extra Super by reinforcing the quality of perishables and customer service, with the focus on the B and C income groups. There will be no change in the operating model of the stores, which will continue to be managed by the Extra banner.

II. Additional Information

2Q18 Results Conference Call and Webcast

Wednesday, July 25, 2018
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (646) 828-8246

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in Portuguese: 127474#
Access code for audio in English: 389567#

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag Isabela Cadenassi GPA Telephone: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as gas stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, responsible for the management of real estate assets, expansion projects and inauguration of new stores; and Via Varejo’s discontinued operations, with its brick-and-mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, the general economic performance of Brazil, the industry and international markets, and hence are subject to change.

III. Appendix

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. Includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuel, furniture, consumer electronics and domestic utilities. These activities are carried out in both physical and virtual establishments.

Discontinued Operations: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

Growth and changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●        Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

●        Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be repurchased in the market, as applicable.

Equity instruments that must or may be settled with the shares of the Company and its subsidiaries are only included in the calculation when their settlement has a dilutive impact on earnings per share.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET
ASSETS
	Consolidated			Food Businesses

(R$ million)	06.30.2018	03.31.2018	06.30.2017	06.30.2018	03.31.2018	06.30.2017

Current Assets	31,240	30,612	26,714	9,800	8,513	8,151
Cash and Marketable Securities	3,054	1,701	2,366	3,054	1,701	2,366
Accounts Receivable	296	857	477	300	862	482
Credit Cards	86	594	307	90	599	307
Sales Vouchers and Trade Account Receivable	160	206	127	160	206	132
Allowance for Doubtful Accounts	(4)	(4)	(6)	(4)	(4)	(6)
Resulting from Commercial Agreements	54	61	49	54	61	49
Inventories	5,136	4,758	4,427	5,136	4,758	4,427
Recoverable Taxes	532	573	449	532	573	449
Noncurrent Assets for Sale	21,698	22,133	18,568	254	22	-
Prepaid Expenses and Other Accounts Receivables	523	590	427	523	597	427

Noncurrent Assets	15,255	14,805	14,035	15,295	14,836	14,065
Long-Term Assets	4,143	3,546	2,898	4,178	3,572	2,923
Accounts Receivables	3	42	-	3	42	-
Credit Cards	3	42	-	3	42	-
Recoverable Taxes	2,335	1,785	1,278	2,335	1,785	1,278
Deferred Income Tax and Social Contribution	174	147	178	174	147	176
Amounts Receivable from Related Parties	31	52	19	66	78	48
Judicial Deposits	784	788	738	784	788	738
Prepaid Expenses and Others	817	733	684	817	733	684
Investments	209	188	265	209	188	265
Property and Equipment	8,976	9,150	8,985	8,976	9,150	8,985
Intangible Assets	1,927	1,920	1,887	1,932	1,925	1,892
TOTAL ASSETS	46,494	45,417	40,749	25,095	23,349	22,216

LIABILITIES
	Consolidated			Food Businesses

	06.30.2018	03.31.2018	06.30.2017	06.30.2018	03.31.2018	06.30.2017

Current Liabilities	26,016	25,610	22,161	9,953	8,778	8,476
Suppliers	6,370	5,510	5,172	6,375	5,515	5,174
Loans and Financing	1,321	883	1,439	1,321	883	1,439
Debentures	500	506	47	500	506	47
Payroll and Related Charges	615	664	602	615	664	602
Taxes and Social Contribution Payable	264	272	363	264	272	363
Dividends Proposed	0	78	-	0	78	-
Financing for Purchase of Fixed Assets	39	24	28	39	24	28
Rents	67	77	75	67	77	75
Debt with Related Parties	145	160	160	338	376	351
Advertisement	43	39	32	43	39	32
Provision for Restructuring	13	3	2	13	3	2
Advanced Revenue	151	125	79	151	125	79
Non-current Assets Held for Sale	16,269	17,057	13,885	-	-	-
Others	221	211	277	228	216	283

Long-Term Liabilities	6,738	6,536	5,872	6,738	6,536	5,872
Loans and Financing	834	766	669	834	766	669
Debentures	3,338	3,336	2,980	3,338	3,336	2,980
Deferred Income Tax and Social Contribution	548	424	258	548	424	258
Tax Installments	517	540	765	517	540	765
Provision for Contingencies	1,127	1,155	1,016	1,127	1,155	1,016
Advanced Revenue	15	19	19	15	19	19
Provision for loss on investment in Associates	304	246	108	304	246	108
Others	56	49	57	56	49	57

Shareholders' Equity	13,740	13,271	12,715	8,403	8,035	7,868
Capital	6,823	6,822	6,818	5,407	5,450	5,516
Capital Reserves	400	379	349	400	379	349
Profit Reserves	3,599	3,198	2,888	2,667	2,266	2,020
Other Comprehensive Results	(71)	(60)	(47)	(71)	(60)	(17)
Minority Interest	2,989	2,932	2,707	-	-	0
TOTAL LIABILITIES	46,494	45,417	40,749	25,095	23,349	22,216

2.1 Income Statement - 2Q18

The table below represents the full of reported results and does not exclude any adjustment or other non-recurring item.

INCOME STATEMENT
	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ	2Q18	2Q17	Δ

Gross Revenue	12,772	11,623	9.9%	12,772	11,623	9.9%	7,030	6,945	1.2%	5,742	4,678	22.8%
Net Revenue	11,775	10,663	10.4%	11,775	10,663	10.4%	6,497	6,390	1.7%	5,278	4,273	23.5%
Cost of Goods Sold	(8,665)	(7,713)	12.3%	(8,665)	(7,713)	12.3%	(4,626)	(4,120)	12.3%	(4,039)	(3,594)	12.4%
Depreciation (Logistic)	(12)	(14)	-9.2%	(12)	(14)	-9.2%	(10)	(12)	-17.2%	(2)	(1)	61.4%
Gross Profit	3,098	2,936	5.5%	3,098	2,936	5.5%	1,861	2,259	-17.6%	1,237	677	82.5%
Selling Expenses	(1,787)	(1,722)	3.8%	(1,787)	(1,722)	3.8%	(1,307)	(1,336)	-2.1%	(480)	(387)	24.1%
General and Administrative Expenses	(250)	(246)	1.4%	(250)	(246)	1.4%	(181)	(194)	-6.5%	(69)	(53)	30.6%
Selling, General and Adm. Expenses	(2,037)	(1,969)	3.5%	(2,037)	(1,969)	3.5%	(1,489)	(1,529)	-2.7%	(549)	(439)	24.8%
Equity Income(2)	(11)	(29)	-62.0%	20	7	175.6%	20	7	175.6%	-	-	n.a.
Other Operating Revenue (Expenses)	(90)	(307)	-70.6%	(90)	(307)	-70.6%	(80)	(272)	-70.7%	(11)	(36)	-69.3%
Depreciation and Amortization	(209)	(190)	9.8%	(209)	(190)	9.8%	(153)	(149)	2.2%	(56)	(41)	37.4%
Earnings before interest and Taxes - EBIT	750	441	70.2%	782	477	63.9%	161	316	-49.0%	621	161	284.5%
Financial Revenue	39	41	-4.8%	39	41	-4.8%	31	33	-6.4%	8	8	1.5%
Financial Expenses	(186)	(229)	-18.6%	(186)	(229)	-18.6%	(174)	(203)	-14.4%	(13)	(26)	-51.3%
Net Financial Result	(148)	(188)	-21.5%	(148)	(188)	-21.5%	(143)	(170)	-15.9%	(5)	(18)	-74.6%
Income (Loss) Before Income Tax	603	253	138.4%	634	289	119.4%	18	146	-87.6%	616	143	329.5%
Income Tax	(172)	(93)	85.7%	(172)	(93)	85.7%	32	(46)	-169.9%	(204)	(47)	333.0%
Net Income (Loss) Company - continuing operations	431	160	168.9%	462	196	135.4%	50	100	-50.0%	412	96	327.8%
Net Result from discontinued operations	95	(45)	n.a.	14	1	n.a.	14	1	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	526	115	356.1%	476	197	142.0%	64	101	-36.1%	412	96	327.8%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	431	160	169.9%	462	196	136.1%	50	99	-49.7%	412	96	327.8%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	47	(27)	n.a	14	2	840.9%	14	2	840.9%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	478	133	260.1%	476	197	141.5%	64	101	-36.3%	412	96	327.8%

Minority Interest - Non-controlling - continuing operations	-	1	n.a.	-	1	n.a.	-	1	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	48	(18)	n.a	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	48	(17)	n.a	-	(0)	n.a.	-	(0)	n.a.	-	-	n.a.

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% of Net Revenue

	2Q18	2Q17		2Q18	2Q17		2Q18	2Q17		2Q18	2Q17

Gross Profit	26.3%	27.5%		26.3%	27.5%		28.6%	35.3%		23.4%	15.9%
Selling Expenses	15.2%	16.2%		15.2%	16.2%		20.1%	20.9%		9.1%	9.1%
General and Administrative Expenses	2.1%	2.3%		2.1%	2.3%		2.8%	3.0%		1.3%	1.2%
Selling, General and Adm. Expenses	17.3%	18.5%		17.3%	18.5%		22.9%	23.9%		10.4%	10.3%
Equity Income(2)	-0.1%	-0.3%		0.2%	0.1%		0.3%	0.1%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.8%	2.9%		0.8%	2.9%		1.2%	4.3%		0.2%	0.8%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.3%	2.3%		1.1%	1.0%
EBIT	6.4%	4.1%		6.6%	4.5%		2.5%	4.9%		11.8%	3.8%
Net Financial Revenue (Expenses)	1.3%	1.8%		1.3%	1.8%		2.2%	2.7%		0.1%	0.4%
Income Before Income Tax	5.1%	2.4%		5.4%	2.7%		0.3%	2.3%		11.7%	3.4%
Income Tax	-1.5%	-0.9%		-1.5%	-0.9%		0.5%	-0.7%		-3.9%	-1.1%
Net Income (Loss) Company - continuing operations	3.7%	1.5%		3.9%	1.8%		0.8%	1.6%		7.8%	2.3%
Net Income (Loss) - Consolidated Company	4.5%	1.1%		4.0%	1.8%		1.0%	1.6%		7.8%	2.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	3.7%	1.5%		3.9%	1.8%		0.8%	1.6%		7.8%	2.3%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	4.1%	1.2%		4.0%	1.8%		1.0%	1.6%		7.8%	2.3%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.4%	-0.2%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%

(1)  Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest.

2.1 Income Statement – 1H18

The table below represents the full of reported results and does not exclude any adjustment or other non-recurring item.

INCOME STATEMENT
	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	1H18	1H17	Δ	1H18	1H17	Δ	1H18	1H17	Δ	1H18	1H17	Δ

Gross Revenue	25,072	23,053	8.8%	25,072	23,053	8.8%	13,831	13,975	-1.0%	11,241	9,078	23.8%
Net Revenue	23,118	21,215	9.0%	23,118	21,215	9.0%	12,783	12,904	-0.9%	10,336	8,312	24.3%
Cost of Goods Sold	(17,449)	(15,835)	10.2%	(17,449)	(15,835)	10.2%	(9,131)	(8,787)	3.9%	(8,318)	(7,048)	18.0%
Depreciation (Logistic)	(25)	(26)	-4.9%	(25)	(26)	-4.9%	(20)	(23)	-13.0%	(4)	(3)	67.1%
Gross Profit	5,645	5,355	5.4%	5,645	5,355	5.4%	3,631	4,093	-11.3%	2,014	1,261	59.7%
Selling Expenses	(3,526)	(3,423)	3.0%	(3,526)	(3,423)	3.0%	(2,574)	(2,662)	-3.3%	(953)	(760)	25.3%
General and Administrative Expenses	(491)	(489)	0.5%	(491)	(489)	0.5%	(360)	(387)	-6.9%	(131)	(102)	28.3%
Selling, General and Adm. Expenses	(4,018)	(3,912)	2.7%	(4,018)	(3,912)	2.7%	(2,934)	(3,049)	-3.8%	(1,084)	(863)	25.7%
Equity Income(2)	(44)	(40)	9.2%	32	22	44.7%	32	22	44.7%	-	-	n.a.
Other Operating Revenue (Expenses)	(133)	(274)	-51.3%	(133)	(274)	-51.3%	(120)	(251)	-52.2%	(13)	(23)	-42.0%
Depreciation and Amortization	(419)	(380)	10.2%	(419)	(380)	10.2%	(308)	(298)	3.1%	(111)	(82)	36.2%
Earnings before interest and Taxes - EBIT	1,031	749	37.7%	1,107	811	36.5%	302	517	-41.6%	805	294	173.8%
Financial Revenue	79	98	-19.5%	79	98	-19.5%	63	83	-24.3%	16	15	6.6%
Financial Expenses	(358)	(468)	-23.5%	(358)	(468)	-23.5%	(327)	(417)	-21.6%	(31)	(51)	-38.8%
Net Financial Revenue (Expenses)	(279)	(370)	-24.6%	(279)	(370)	-24.6%	(264)	(334)	-21.0%	(15)	(36)	-58.2%
Income Before Income Tax	752	379	98.5%	828	441	87.7%	38	183	-79.4%	790	258	205.9%
Income Tax	(213)	(142)	n.a.	(213)	(142)	n.a.	50	(56)	n.a.	(263)	(86)	206.1%
Net Income (Loss) Company - continuing operations	539	237	127.5%	615	299	105.5%	87	127	-31.1%	527	172	205.8%
Net Result from discontinued operations	212	88	142.6%	4	(25)	n.a.	4	(25)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	751	324	131.6%	618	274	125.4%	91	102	-10.7%	527	172	205.8%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	539	237	127.6%	615	299	105.5%	87	127	-31.1%	527	172	205.8%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	89	17	435.8%	4	(24)	n.a	4	(24)	n.a	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	628	253	147.8%	618	275	124.7%	91	103	-11.5%	527	172	205.8%

Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	124	71	74.2%	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	124	71	74.2%	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% Net Sales Revenue

	1H18	1H17		1H18	1H17		1H18	1H17		1H18	1H17

Gross Profit	24.4%	25.2%		24.4%	25.2%		28.4%	31.7%		19.5%	15.2%
Selling Expenses	15.3%	16.1%		15.3%	16.1%		20.1%	20.6%		9.2%	9.1%
General and Administrative Expenses	2.1%	2.3%		2.1%	2.3%		2.8%	3.0%		1.3%	1.2%
Selling, General and Adm. Expenses	17.4%	18.4%		17.4%	18.4%		22.9%	23.6%		10.5%	10.4%
Equity Income(2)	-0.2%	-0.2%		0.1%	0.1%		0.2%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.6%	1.3%		0.6%	1.3%		0.9%	1.9%		0.1%	0.3%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.4%	2.3%		1.1%	1.0%
EBIT	4.5%	3.5%		4.8%	3.8%		2.4%	4.0%		7.8%	3.5%
Net Financial Revenue (Expenses)	1.2%	1.7%		1.2%	1.7%		2.1%	2.6%		0.1%	0.4%
Income Before Income Tax	3.3%	1.8%		3.6%	2.1%		0.3%	1.4%		7.6%	3.1%
Income Tax	-0.9%	-0.7%		-0.9%	-0.7%		0.4%	-0.4%		-2.5%	-1.0%
Net Income (Loss) Company - continuing operations	2.3%	1.1%		2.7%	1.4%		0.7%	1.0%		5.1%	2.1%
Net Income (Loss) - Consolidated Company	3.2%	1.5%		2.7%	1.3%		0.7%	0.8%		5.1%	2.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	2.3%	1.1%		2.7%	1.4%		0.7%	1.0%		5.1%	2.1%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.7%	1.2%		2.7%	1.3%		0.7%	0.8%		5.1%	2.1%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.5%	0.3%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%

(1)  Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest.

3. Financial income/expenses

	Consolidated

(R$ million)	2Q18	2Q17	Δ	1H18	1H17	Δ

Financial Revenue	39	41	-4.8%	79	98	-19.5%
Financial Expenses	(186)	(229)	-18.6%	(358)	(468)	-23.5%
Cost of Debt	(86)	(137)	-37.0%	(184)	(311)	-40.8%
Cost of Receivables Discount	(51)	(33)	52.1%	(86)	(73)	17.8%
Restatement of Contingent Liabilities and Other financial expenses	(48)	(58)	-15.9%	(88)	(84)	4.8%
Net Financial Revenue (Expenses)	(148)	(188)	-21.5%	(279)	(370)	-24.6%
% of Net Revenue	1.3%	1.8%	-50 bps	1.2%	1.7%	-50 bps

In the financial statements of GPA on June 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations

4. Net income

	Consolidated						Food Business

(R$ million)	2Q18	2Q17	Δ	1H18	1H17	Δ	2Q18	2Q17	Δ	1H18	1H17	Δ

EBITDA	972	645	50.7%	1,475	1,155	27.7%	1,003	681	47.3%	1,551	1,217	27.4%
Depreciation (Logistic)	(12)	(14)	-9.2%	(25)	(26)	-4.9%	(12)	(14)	-9.2%	(25)	(26)	-4.9%
Depreciation and Amortization	(209)	(190)	9.8%	(419)	(380)	10.2%	(209)	(190)	9.8%	(419)	(380)	10.2%
Net Financial Revenue (Expenses)	(148)	(188)	-21.5%	(279)	(370)	-24.6%	(148)	(188)	-21.5%	(279)	(370)	-24.6%
Income (Loss) before Income Tax	603	253	138.4%	752	379	98.5%	634	289	119.4%	828	441	87.7%
Income Tax	(172)	(93)	85.7%	(213)	(142)	50.2%	(172)	(93)	85.7%	(213)	(142)	50.2%
Net Income (Loss) Company - continuing operations	431	160	168.9%	539	237	127.5%	462	196	135.4%	615	299	105.5%
Net income from discontinued operations	95	(45)	n.a.	212	88	142.6%	14	1	n.a.	4	(25)	n.a.
Net Income (Loss) Consolidated Company	526	115	356.1%	751	324	131.6%	476	197	142.0%	618	274	125.4%

Net Income (Loss) - Controlling Shareholders - continuing operations	431	160	169.9%	539	237	127.6%	462	196	136.1%	615	299	105.5%
Net Income (Loss) - Controlling Shareholders - descontinuing operations	47	(27)	n.a	89	17	435.8%	14	2	840.9%	4	(24)	n.a
Net Income (Loss) - Controlling Shareholders - Consolidated	478	133	260.1%	628	253	147.8%	476	197	141.5%	618	275	124.7%

Other Operating Revenue (Expenses)	414	447	-7.4%	414	447	-7.4%	414	447	-7.4%	414	447	-7.4%
Income Tax from Other Operating Revenues (Expenses)	(137)	(110)	23.7%	(137)	(110)	23.7%	(137)	(110)	23.7%	(137)	(110)	23.7%
Net Income (Loss) - Controlling Shareholders - continuing operations ex tax credits	153	(177)	n.a	261	(100)	n.a	185	(141)	n.a	337	(37)	n.a
Net Margin - Controlling Shareholders ex tax credits	1.3%	-1.7%	300 bps	1.1%	-0.5%	160 bps	1.6%	-1.3%	290 bps	1.5%	-0.2%	170 bps

In the financial statements of GPA on June 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

5. Debt

(R$ million)	06.30.2018	06.30.2017

Short Term Debt	(1,783)	(1,437)
Loans and Financing	(1,283)	(1,390)
Debentures and Promissory Notes	(500)	(47)
Long Term Debt	(4,070)	(3,638)
Loans and Financing	(733)	(658)
Debentures	(3,338)	(2,980)
Total Gross Debt	(5,853)	(5,075)
Cash and Financial investments	3,054	2,366
Net Debt	(2,799)	(2,709)
EBITDA(1)	2,634	2,077
Net Debt / EBITDA(1)	-1.06x	-1.30x

On balance Credit Card Receivables not discounted	88	307
Net Debt incl. Credit Card Receivables not discounted	(2,711)	(2,402)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-1.03x	-1.16x

In the financial statements of GPA on June 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. However, said technical standard does not require restatement of the balance sheet in such situations.

(1) EBITDA in the last 12 months.

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW
	Consolidated
(R$ million)	06.30.2018	06.30.2017

Net Income (Loss) for the period	751	324
Adjustment for reconciliation of net income
Deferred income tax	196	(187)
Loss (gain) on disposal of fixed and intangible assets	103	51
Depreciation and amortization	444	406
Interests and exchange variation	396	486
Equity Income	32	31
Provision for contingencies	143	299
Share-Based Compensation	28	18
Allowance for doubtful accounts	322	377
Provision for obsolescence/breakage	(15)	(18)
Deferred revenue	(215)	(163)
Other Operating Expenses	-	(447)
	2,185	1,178
Asset (Increase) decreases
Accounts receivable	324	(1,238)
Inventories	(1,321)	(497)
Taxes recoverable	(948)	33
Other Assets	(54)	(85)
Related parties	56	129
Restricted deposits for legal proceeding	(12)	(177)
	(1,955)	(1,680)
Liability (Increase) decrease
Suppliers	(2,359)	(2,921)
Payroll and charges	(128)	(46)
Taxes and Social contributions payable	6	(6)
Other Accounts Payable	(68)	(62)
Contingencies	(440)	(184)
Deferred revenue	117	(10)
Taxes and Social contributions paid	(249)	(31)
	(3,121)	(3,260)

Net cash generated from (used) in operating activities	(2,891)	(3,762)

Acquisition of property and equipment	(711)	(553)
Increase Intangible assets	(212)	(120)
Sales of property and equipment	81	97
Net cash flow investment activities	(842)	(576)

Cash flow from financing activities
Increase of capital	1	7
Funding and refinancing	4,362	4,703
Payments of loans and financing	(3,806)	(6,390)
Net cash generated from (used) in financing activities	381	(1,688)

Increase (decrease) in cash and cash equivalents	(3,352)	(6,026)

Cash and cash equivalents at the beginning of the year	7,351	9,142
Cash and cash equivalents at the end of the year	3,999	3,116
Change in cash and cash equivalents	(3,352)	(6,026)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated

(R$ million)	1H18	1H17

Cash Balance at Beginning of Exercise	7,351	9,142

Cash Flow from Operating Activities	(2,891)	(3,855)
EBITDA	2,192	1,631
Cost of Sale of Receivables	(418)	(450)
Working Capital	(3,356)	(4,656)
Assets and Liabilities Variation	(1,309)	(380)
Cash Flow from Investment Activities	(842)	(576)
Net Investment	(842)	(576)

Change on net cash after investments	(3,733)	(4,431)

Cash Flow from Financing Activities	381	(1,595)
Dividends Payments and Others	(176)	-
Net Payments	557	(1,595)

Change on Net Cash	(3,352)	(6,026)

Cash Balance at End of Exercise	3,999	3,116

Cash includes "Assets held for sale and op. Discontinued"	945	750

Cash t as balance sheet (excluding Via Varejo)	3,054	2,366

In the financial statements of GPA on June 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required by IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Assets held for sale and the corresponding liabilities were reclassified only on the reporting date. Accordingly, movements in the above equity accounts include Via Varejo, however, the final cash position is reconciled so as to show only continuing operations.

7. Capital Expenditure

	Food Business
(R$ million)	2Q18	2Q17	Δ	1H18	1H17	Δ
New stores, land acquisition and conversions	157	127	23.8%	245	154	58.3%
Store renovations and Maintenance	101	103	-2.2%	179	177	1.0%
Infrastructure and Others	84	45	87.0%	152	88	73.7%

Non-cash Effect
Financing Assets	(12)	11	n.a	84	135	-38.1%
Total	330	286	15.1%	659	554	18.9%

8. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	2Q18%		2Q17%		Δ	1H18%		1H17%		Δ

Multivarejo	7,030	55.0%	6,945	59.8%	1.2%	13,831	55.2%	13,975	60.6%	-1.0%
Pão de Açúcar	1,886	14.8%	1,766	15.2%	6.8%	3,639	14.5%	3,484	15.1%	4.5%
Extra (1)	4,144	32.4%	4,316	37.1%	-4.0%	8,295	33.1%	8,732	37.9%	-5.0%
Convenience Stores (2)	315	2.5%	293	2.5%	7.5%	600	2.4%	589	2.6%	1.7%
Other Businesses (3)	685	5.4%	569	4.9%	20.3%	1,297	5.2%	1,169	5.1%	10.9%
Cash & Carry	5,742	45.0%	4,678	40.2%	22.8%	11,241	44.8%	9,078	39.4%	23.8%
Assaí	5,742	45.0%	4,678	40.2%	22.8%	11,241	44.8%	9,078	39.4%	23.8%
Food Business	12,772	100.0%	11,623	100.0%	9.9%	25,072	100.0%	23,053	100.0%	8.8%

	Breakdown of Net Sales by Business
(R$ million)	2Q18%		2Q17%		Δ	1H18%		1H17%		Δ

Multivarejo	6,497	55.2%	6,390	59.9%	1.7%	12,783	55.3%	12,904	60.8%	-0.9%
Pão de Açúcar	1,732	14.7%	1,615	15.1%	7.2%	3,345	14.5%	3,200	15.1%	4.5%
Extra (1)	3,802	32.3%	3,950	37.0%	-3.8%	7,606	32.9%	8,015	37.8%	-5.1%
Convenience Stores (2)	295	2.5%	273	2.6%	8.3%	560	2.4%	549	2.6%	2.1%
Other Businesses (3)	669	5.7%	553	5.2%	21.0%	1,271	5.5%	1,139	5.4%	11.5%
Cash & Carry	5,278	44.8%	4,273	40.1%	23.5%	10,336	44.7%	8,312	39.2%	24.4%
Assaí	5,278	44.8%	4,273	40.1%	23.5%	10,336	44.7%	8,312	39.2%	24.4%
Food Business	11,775	100.0%	10,663	100.0%	10.4%	23,118	100.0%	21,215	100.0%	9.0%

(1) Includes sales by Extra Supermercado and Extra Hiper.

 (2) Includes sales by Minimercado Extra and Minuto Pão de Açúcar.

 (3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

9.  Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)
	Food Business
	2Q18	2Q17	1H18	1H17

Cash	48.2%	51.5%	49.0%	51.5%
Credit Card	41.2%	38.4%	40.3%	38.3%
Food Voucher	10.6%	10.1%	10.7%	10.2%

10. Store Portfolio Changes by Banner

	Food Business
	03/31/2018	Opened	Opened by conversion	Closed	Closed to conversion	06/31/2018

Pão de Açúcar	186	-	-	-	-	186
Extra Hiper	113	-	-	-	-	113
Extra Supermercado	187	-	-	-	-	187
Minimercado Extra	183	-	-	-	-	183
Minuto Pão de Açucar	82	-	-	-	-	82
Assaí	127	2	1	-	-	130
Other Business	194	-	-	(1)	-	193
Gas Station	71	-	-	(1)	-	70
Drugstores	123	-	-	-	-	123
Food Business	1,072	2	1	(1)	-	1,074

Sales Area ('000 m2)
Food Business	1,788					1,802

# of employees ('000)
Food Business	91					91

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 25, 2018	By: /s/ Peter Paul Lorenço Estermann Name: Peter Paul Lorenço Estermann Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.